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                                                              ARC



                             October 26,2001



Gary J. Wolfe, Esq. (by facsimile (212) 480-8421)
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

          Re:   Allied Riser Communications Corporation

Dear Mr. Wolfe:

     I am writing in response to your letter of October 25.

     I believe you misinterpreted my letter to Jeff Silverstein dated October 18, 2001. In no way did I suggest that the Notes are no longer an obligation of Allied Riser. Allied Riser has complied with its obligations to the noteholders and will continue to do so. My suggestion that a contact with Cogent might be appropriate was motivated by continuing calls that Allied Riser has received from individual noteholders represented by your firm who have asked numerous questions that could only be addressed by a Cogent representative.

     Obviously, we continue to disagree with the charges and the accusations that you have made in your letters. However, discussing each such disagreement in this letter would be pointless. Suffice it to say that the content and tone of your letters has made continuation of any communications with your clients difficult if not impossible.

                             Sincerely

                             /s/ Michael R. Carper
                             ------------------------
                             Michael R. Carper












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